                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                       Citadel Communications Corporation
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   172853202
                                   ---------
                                    (CUSIP)

                               James P. Koeneman
                      200 West Madison Street, Suite 3510
                            Chicago, Illinois 60606
                            -----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 30, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172853202

1) Names of Reporting Persons IRS Identification Nos of Above Persons Baker, Fentress & Company

2)   Check the Appropriate Box if a Member of a Group
     (a)  [__]
     (b)  [__]

3)   SEC use only

4)   Source of Funds
     WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization
     Delaware

          Number of          (7)   Sole Voting Power             2,239,236
Shares Beneficially          (8)   Shared Voting Power
Owned by Each                (9)   Sole Dispositive Power        2,239,236
Reporting Person             (10)  Shared Dispositive Power
With

11)  Aggregate Amount Beneficially Owned by each Reporting Person
     2,239,236

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)
     14.75%

14)  Type of Reporting Person
     IV

Item 1.   SECURITY AND ISSUER

     This statement relates to the common stock, $.001 par value per share ("Common Stock"), of Citadel Communications Corporation, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 140 South Ash Avenue, Tempe, Arizona 85821.

Item 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is filed by Baker, Fentress & Company, a Delaware corporation ("BKF"). BKF's principal business is that of an investment company registered under Section 8 of the Investment Company Act of 1940. Its principal executive offices are located at 200 West Madison Street, Suite 3510, Chicago, Illinois 60606. The name, business address and present principal occupation of each of the directors and executive officers of BKF are set forth in Annex I, which is attached hereto and incorporated herein by reference.

     During the last five years, neither BKF nor any of the persons listed on Annex I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither BKF nor any of the person listed on Annex I has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

     All of the citizens identified on Annex I are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On June 28, 1996, in exchange for another series of preferred stock of the Company then outstanding, BKF received 746,412 shares of Old Preferred Stock (as hereinafter defined) for an aggregate purchase price of $1,860,996.

     Immediately prior to the recently completed initial public offering (the "Offering") by the Company (as discussed below), the Company undertook a recapitalization (the "Recapitalization"). Prior to the Recapitalization, the Company's capital stock consisted of three classes of common stock ("Old Common Stock") and seven classes of preferred stock (including those shares of Series A Convertible Preferred Stock held by BKF) (the "Old Preferred Stock"). In connection with the Recapitalization, each outstanding share of Old Common Stock and each outstanding share of Old Preferred Stock, other than those shares of Old Preferred Stock owned beneficially or of record by ABRY Broadcast

Partners II, L.P. ("ABRY II") and ABRY/Citadel Investment Partners, L.P. ("ABRY/CIP"), converted into three shares of Common Stock. The outstanding shares of Old Preferred Stock owned beneficially or of record by ABRY II and ABRY/CIP converted into three shares of convertible preferred stock, par value $.001 per share (the "Convertible Preferred Stock"). As a result of the Recapitalization, BKF held 2,239,236 of Common Stock.

     After giving effect to the Recapitalization, holders of the Common Stock, including BKF, and holders of the Convertible Preferred Stock were and are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Both classes vote together as a single class on all matters except the election or removal of the Class B Director, for which only the holders of Convertible Preferred Stock are entitled to vote.

ITEM 4.    PURPOSE OF TRANSACTION

     Except as set forth in this Item 4, the Company has no present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The responses to Items 3 and 6 of this Schedule 13D are hereby incorporated by reference into the response to
Item 4.

     BKF initially acquired the shares of Old Preferred Stock for investment purposes, and acquired the Common Stock pursuant to the Recapitalization. Depending upon market and other considerations, BKF may acquire additional Common Stock if such securities become available at prices that are attractive. However, depending on market and other conditions, BKF may dispose of all or a portion of the Common Stock that it now, or hereinafter owns, subject to a "lockup" period of 180 days that will expire on December 27, 1998.

     Scott E. Smith, Executive Vice President of BKF, is a member of the Board of Directors of the Company. Mr. Smith has been a member of the Board of Directors of the Company since 1993 (and of the predecessor of the Company since
1992) and, prior to the Offering, served in such capacity pursuant to the Fourth Amended and Restated Voting Agreement dated as of October 15, 1997 (the "Voting Agreement"), by and among the Company and certain other stockholders of the Company, including BKF. In connection with the Offering, the Voting Agreement was terminated and Mr. Smith became a Class A Director of the Company to serve in such capacity until reelected at the next annual meeting of the stockholders of the Company. Mr. Smith currently also serves as a member of the Compensation Committee of the Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     BKF has been informed by the Company that immediately following the Offering, there were 15,180,664 shares of Common Stock issued and outstanding shares. BKF owns approximately 14.75% of the outstanding shares of Common Stock. That amount of shares issued and outstanding does not include (i) shares that may be issued by certain underwriters in a over-allotment option in connection with the Offering, (ii) certain other shares of Common Stock issuable upon exercise of options, or (iii) shares of Common Stock reserved under the Company's 1996 Equity Incentive Plan. The amount of shares of Common Stock outstanding also does not give effect to the conversion of shares of Convertible Preferred Stock which are convertible on a one-for-one basis into shares of Common Stock at the option of the holders thereof. Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, shares of Common Stock which are not outstanding but which are subject to among other things the exercise or an option, warrant or right or through the conversion of a security, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the shares of Common Stock owned by the person holding such rights, but are not deemed to be outstanding for purposes of computing the percentage of such shares owned by any other person.

     Had the Convertible Preferred Stock converted into shares of Common Stock as of the date hereof, 24,687,225 share of Common Stock would be issued and outstanding and BKF would be deemed to the beneficial owner of 9.1% of the issued and outstanding shares of Common Stock.

     On June 28, 1996, BKF, along with certain other stockholders of Company, entered into the Third Amended and Restated Registration Rights Agreement with the Company pursuant to which the Company, under circumstances, is required to register their shares of Common Stock under the Securities Act of 1933 for offer and sale to the public.

     Except in connection with the transaction described herein, neither BKF nor, to the best of its knowledge, any person listed in Annex I hereto, has effected any transactions in the securities of the Company during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses to Item 4 of this Schedule 13D hereby incorporated by reference into the response to Item 6.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1.   Fourth Amended and Restated Voting Agreement dated as of October 15,
          1997

     2. Third Amended and Restated Registration Rights Agreement dated June 28, 1996 and amendments thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    July 9, 1998

BAKER, FENTRESS & COMPANY

By:  /s/ Scott E. Smith
     Executive Vice President

                                    ANNEX I

     Set forth below are the names and present principal occupation or employment of each director and executive officer of BKF. Except for the person whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2.

                                   Position with BKF and Present Principal
                   Name               Occupation and Business Address
                   ----            ---------------------------------------
Frederick S. Addy                  Director of BKF; retired; 5300 Arbertum
                                   Cove, Austin, Tx 78746

Bob D. Allen                       Director of BKF; Chairman, president, chief
                                   executive officer and director of
                                   Consolidated-Tomoka Land Co.; 149 South
                                   Ridgewood Avenue, Daytona Beach, FL 32124

Jessica M. Bibliowicz              Director of BKF; President and chief
                                   operating officer of John A. Levin & Co.,
                                   Inc. ("LEVCO") and Levin Management Co.,
                                   Inc. ("LEVCO Mgmt"); One Rockefeller Plaza,
                                   New York, New York 10020

Eugene V. Fife                     Director of BKF; President, chief executive
                                   officer and co-chairman of the board of
                                   directors of Multimedia Medical Systems;
                                   limited partner of Goldman, Sachs & Co.;
                                   400 Ray C. Hunt Drive, Suite 380,
                                   Charlottesville, VA 22903

J. Barton Goodwin                  Director of BKF; Managing director of BCI
                                   Advisors, Inc.; general partner of Bridge
                                   investors II and Teaneck Associates; member
                                   of GroCap Investors, L.L.C. and Glenpointe
                                   Associates, LLC; Glenpointe Centre West,
                                   Teaneck, NJ 07666

James P. Gorter                    Director of BKF; Chairman of the board of
                                   BKF; limited partner of Goldman, Sachs & Co.

David D. Grumhaus                  Director of BKF; President of Casey
                                   Travel


                                   Corporation; 10 South Riverside Plaza, Room
                                   1404; Chicago, IL 60606

Jeffrey A. Kigner                  Director of BKF; Co-chairman of LEVCO and
                                   LEVCO Mgmt and chief investment officer of
                                   LEVCO; One Rockefeller Plaza, New York, New
                                   York 10020

John A. Levin                      Director of BKF; President and chief
                                   executive officer of BKF; co-chairman and
                                   chief executive office of LEVCO and LEVCO
                                   Mgmt; One Rockefeller Plaza, New York, New
                                   York 10020

Burton G. Malkiel                  Director of BKF; Professor of Economics,
                                   Princeton University; Economics Department,
                                   Fischer Hall, Prospect Avenue, Princeton,
                                   NJ 08544

David D. Peterson                  Director of BKF; retired; 707 Skokie Blvd.,
                                   Suite 420, Northbrook, IL 60062

William H. Springer                Director of BKF; retired; 701 Morningside
                                   Drive, Lake Forest, IL 60045

Dean J. Takahashi                  Director of BKF; senior director of
                                   investments, Yale University; Yale
                                   University, 230 Prospect St., New Haven CT
                                   06511

James P. Koeneman                  Executive vice president and secretary of
                                   BKF

Scott E. Smith                     Executive vice president of BKF

Julie Heironimus                   Treasurer and assistant secretary of BKF